SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

On July 1, 2020, TAT Technologies Ltd. (the “Company”) announced that it postponed its Annual and Special General Meeting of shareholders, which was scheduled for July 2, 2020. Accordingly, the Company’s Annual and Special General Meeting will be convened on Thursday July 16, 2020 at 5:00 p.m., Israel time at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

6-K Exhibits:

1.	Notice and Proxy Statement for TAT Technologies Ltd.'s Annual and Special General Meeting to be held on July 16, 2020.
2.	Form of Proxy Card to be used in connection with TAT Technologies Ltd.'s Annual and Special General Meeting to be held on July 16, 2020.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: July 1, 2020